LONCOR GOLD INC. (the "Corporation")

Annual Meeting of Shareholders of the Corporation held on June 27, 2024

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report discloses the results of the voting on the matters submitted to the annual meeting of shareholders of the Corporation held on June 27, 2024 (the "Meeting").

The matters voted upon at the Meeting and results of the voting were as follows:

1. Election of Directors

By resolution passed via a show of hands, the following persons were elected as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Kevin R. Baker	66,803,439	99.88%	79,300	0.12%
Zhengquan (Philip) Chen	66,833,239	99.93%	49,500	0.07%
Peter N. Cowley	63,076,047	94.31%	3,806,692	5.69%
Arnold T. Kondrat	63,076,047	94.31%	3,806,692	5.69%
Richard J. Lachcik	66,833,239	99.93%	49,500	0.07%
William R. Wilson	64,228,439	96.03%	2,654,300	3.97%

2. Appointment of Auditors

By resolution passed via a show of hands, Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, were reappointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation.  The following are details of this vote reappointing Kreston GTA LLP:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
71,580,647	100%	0	0%

3. Remuneration of Auditors

By resolution passed via a show of hands, the directors of the Corporation were authorized to fix the remuneration payable to the auditors of the Corporation.  The following are details of this vote authorizing the directors to fix the said remuneration:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
66,882,139	99.999%	600	0.001%